

SECURITIES AND EXCHANGE COMMISSION

05040053

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FELTL and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South SIXTH STREET, SUITE 4200
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

4000 LEXINGTON AVE. #201 (Address) ST. PAUL (City) MINNESOTA (State) 55126 (Zip Code)



RECD S.E.C.
FEB 2 8 2005
1086

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B. Schierman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feltl and Company, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



BARBARA JEAN LUSSIER
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2005
WASH., D.C.
185 SECTION

Feltl and Company

Minneapolis, Minnesota

Statements of Financial Condition

Years Ended December 31, 2004 and 2003

Feltl and Company

Statements of Financial Condition

Years Ended December 31, 2004 and 2003

Table of Contents



Independent Auditor's Report

The Board of Directors
Feltl and Company
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of Feltl and Company (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Feltl and Company as of December 31, 2003, were audited by other auditors whose report dated February 13, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feltl and Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

January 28, 2005
St. Paul, Minnesota

Feltl and Company

Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004		2003
Assets:				
Cash and cash equivalents	$	10,311,551	$	1,858,727
Deposits with clearing broker		511,586		507,940
Employee loans receivable (net of accumulated amortization of $637,635 and $254,160 in 2004 and 2003, respectively		879,878		800,406
Securities owned, at market		640,770		259,013
Receivables from brokers, dealers, and others		457,432		245,078
Furniture and equipment, at cost (net of accumulated depreciation of $167,274 and $35,409 in 2004 and 2003, respectively)		107,630		20,160
Prepaid expenses		15,431		11,043
TOTAL ASSETS	$	12,924,278	$	3,702,367
Liabilities and Stockholders' Equity				
Liabilities:				
Accrued employee compensation and benefits	$	875,261	$	598,189
Amount due clearing firm, secured by securities owned		102,109		125,352
Accounts payable		196,344		63,819
Securities sold, not yet purchased, at market		6,166,679		182,066
Other payables		-		41,839
Total liabilities		7,340,393		1,011,265
Stockholders' equity:				
Capital stock of $1.00 par value. Authorized 1,000 shares; 528 shares issued and outstanding		528		528
Additional paid-in capital		2,307,717		2,057,717
Retained earnings		3,275,640		632,857
Total stockholders' equity		5,583,885		2,691,102
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,924,278	$	3,702,367

See accompanying notes to financial statements.

Feltl and Company

Notes to Statements of Financial Condition

Note 1 **Description of Business**

Condition

Feltl and Company (the "Company") is registered as a broker-dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

Note 2 **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

Note 2 Summary of Significant Accounting Policies (Continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit. All securities owned and securities sold, not yet purchased, are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Revenue Recognition

The Company recognizes commission revenues and related expenses on trade date. Commission revenues and related expenses from the sale of private placements and other corporate finance transactions are recognized on closing date. A portion of the Company's commission revenues have been allocated from firm trading profit in the form of sales credits allocated from the Company's traders to the Company's brokers.

The Company's Retail Registered Representatives (RRR) are independent contractors. As independent contractors, employment taxes and benefits are the responsibility of the RRR. Generally, RRRs are paid 50% to 60% of their Adjusted Gross commissions, based upon their monthly gross commissions. Adjusted Gross commissions represent gross commissions, less direct clearing costs, employee trades, and an amount for other heavily discounted trades.

Note 2 Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Commissions or fees for principal and agency trades, managed money, mutual funds, insurance products, fixed-income products and mortgage-backed securities are included in Adjusted Gross commissions. Commissions for private placements are not included in Adjusted Gross commissions and are paid at a lower rate plus an allocated amount of warrants, when available.

The Company's Institutional Registered Representatives are considered employees, receive a lower percentage of gross commissions than a RRR, and are reimbursed by the Company for their direct expenses.

Income Taxes

The Company is organized as an S corporation and is not generally subject to income taxes as a separate entity.

Furniture and Equipment

Depreciation on furniture and equipment is provided using the double declining balance method over the estimated useful lives of the assets, ranging from three to five years. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

Employee Loans Receivable

Included in employee loans receivable are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with recruitment. Such forgivable loans are amortized as compensation expense over the life of the note, generally six months to five years, using the straight-line method.

Note 3 Receivables from Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are unsettled inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers, and the market value of collateral, and requests additional collateral as deemed appropriate.

Note 4 Commitments and Contingencies

Lease Commitments

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to five years, with certain renewal options for like terms. The Company incurred rent expense of $478,918 and $573,101 during 2004 and 2003, respectively.

At December 31, 2004, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable operating leases which have an initial or remaining term of one year or more were as follows (in thousands):

2005	$	458
2006		349
2007		379
2008		389
2009		366
Thereafter		172
Total	$	2,113

Note 4 Commitments and Contingencies (Continued)

Corporate Finance Activities and Subsequent Event

The Company was lead underwriter in an initial public offering of common stock in December 2004. In conjunction with this underwriting, the Company was granted an option to purchase up to an additional 15% of the issuing company's shares at the offering price, less the underwriting discount, within 45 days from the date of the underwriting. The Company exercised its entire option to purchase these shares on January 14, 2005.

Securities sold, not yet purchased, at market included $4,942,000 of the unexercised shares at December 31, 2004, and the Company incurred a firm trading loss of $631,000 in 2004 on the market appreciation of these shares between the date of the underwriting and year-end. Excluding the trading loss related to this transaction, firm trading profits would have been $513,000 for 2004.

Note 5 Commissions

Included in securities commissions are $7,122,024 and $2,440,297 for the years ended December 31, 2004 and 2003, respectively, of sales credits related to securities the Company makes a market in, which were allocated to the Company's brokers from the Company's traders.

Note 6 Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its securities owned at the clearing firm, and these securities owned collateralize amounts due to the clearing firm.

Note 7 Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2004, the Company exceeded the insured limits by approximately $587,200.

Note 8 Retirement Plan

The Corporation started a 401(k) profit sharing plan in October 2004 covering substantially all employees. Employees are allowed to make voluntary contributions to the plan. The Corporation may make nonelective contributions to the plan at the discretion of the Board of Directors. Retirement plan expense charged to operations was $36,000 for 2004.

Note 9 Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $2,785,596, which was $2,535,596 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .42 to 1.0. At December 31, 2003, the Company had net capital of approximately $1,810,226, which was $1,560,226 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.46 to 1.0.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

Note 10 Related-Party Transactions

The Company paid $55,786 and $52,546 to related parties during the years ended December 31, 2004 and 2003, respectively, for lease payments associated with certain computer equipment leased to the Company.